SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934

BAIRNCO CORPORATION
(Name of Subject Company)
BAIRNCO CORPORATION
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(including the associated Series A Junior Participating Preferred Stock Purchase Rights)
(Title of Class of Securities)

057097107
(CUSIP Number of Class of Securities)

Luke E. Fichthorn, III
Chairman & Chief Executive Officer
Bairnco Corporation
300 Primera Boulevard
Lake Mary, Florida 32746
(407) 875-2222
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)
With Copies to:
Andrew L. Bab, Esq.
John H. Hall, Esq.
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
(212) 909-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.
      The name of the subject company is Bairnco Corporation, a Delaware corporation (the “Company” or “Bairnco”). The address of the Company’s principal executive offices is 300 Primera Boulevard, Lake Mary, Florida 32746. The Company’s telephone number at that location is (407) 875-2222.
      The title of the class of equity securities to which this Solicitation/ Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is the Common Stock of the Company, par value $0.01 per share (the “Company Common Stock”), including the associated Series A Junior Participating Preferred Stock purchase rights (the “Rights”, and together with the Company Common Stock, the “Shares”) issued pursuant to the Rights Agreement, dated as of June 22, 2006, between the Company and Computershare Investor Services, LLC, as Rights Agent (the “Rights Agreement”). As of July 5, 2006, there were 7,286,978 Shares outstanding, including 169,000 Shares of restricted stock, and an additional 350,511 Shares reserved for issuance under the Company’s equity compensation plans which are issuable upon or otherwise deliverable in connection with the exercise of outstanding options.

Item 2.	Identity and Background of Filing Person.
      This Statement is being filed by the subject company, Bairnco. The Company’s name, address and business telephone number are set forth in Item 1 above. The Company’s website address is www.bairnco.com. The information on the Company’s website should not be considered a part of this Statement.
      This Statement relates to the tender offer by BZ Acquisition Corp., a Delaware corporation (the “Offeror”) and a wholly owned subsidiary of Steel Partners II, L.P. (“Steel Partners”), to purchase all of the issued and outstanding Shares for $12.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO (together with the exhibits, amendments and supplements thereto, the “Schedule TO”), originally filed by Steel Partners and the Offeror with the Securities and Exchange Commission (the “SEC”) on June 22, 2006. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to in this Statement as the “Offer”.
      The Offer is conditioned on, among other things, (i) the tender by the Company’s stockholders of Shares which, together with the Shares owned by Steel Partners, represent a majority of Company’s outstanding Shares, on a fully diluted basis, (ii) the redemption of the Rights granted to the Company’s stockholders or the satisfaction of Steel Partners that the Rights have been invalidated or are otherwise inapplicable to the Offer and the potential merger thereafter and (iii) the satisfaction of Steel Partners that Section 203 of the Delaware General Corporation Law (the “DGCL”) is inapplicable to the Offer and the potential merger thereafter. The Offeror has not committed to effectuate a merger with the Company if the Offer is successful, although it states that this is its current expectation.
      According to the Schedule TO, the address of the principal executive offices of Steel Partners and the Offeror is 590 Madison Avenue, 32nd floor, New York, NY 10022.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.
      Except as described herein, including in Annex A, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) the executive officers, directors or affiliates of the Company or (ii) Steel Partners, the Offeror or their respective executive officers, directors or affiliates, on the other hand.
      The information contained in Annex A to this Statement from the Company’s proxy statement dated March 15, 2006 is comprised of the following sections of such proxy statement: “Common Stock Ownership of Certain Beneficial Owners and Management”, “Compensation of Management”, “Board Compensation Committee Report on Executive Compensation-Performance Bonus” and “Board Compensation Committee Report on Executive Compensation-Stock Incentive Plan” and is incorporated herein by reference.

      Any information contained in the pages incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

(a)	Arrangements with Executive Officers and Directors of the Company.
      The Company’s directors and executive officers have entered into or participate in, as applicable, the various agreements and arrangements discussed below. In the case of each plan or agreement discussed below in which the term “change in control” applies, the consummation of the Offer would constitute a change in control.
      Cash Consideration Payable Pursuant to the Offer. If the Company’s directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of July 5, 2006, the Company’s directors and executive officers beneficially owned in the aggregate 858,770 Shares (including Shares of restricted stock and Shares issuable upon the exercise of vested and unvested options). If the directors and executive officers were to tender all such Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by the Offeror, the directors and executive officers would receive an aggregate of approximately $9.04 million in cash.
      As discussed below in Item 4, to the knowledge of the Company, none of the Company’s executive officers, directors, affiliates or subsidiaries currently intends to tender Shares held of record or beneficially owned by such person for purchase pursuant to the Offer.
      Change in Control Agreements. Pursuant to change in control agreements the Company has with eight senior executives, including 3 executive officers (the “Change in Control Agreements”), the Company will provide severance benefits to such executive officers if their employment is terminated within 24 months of a change in control of the Company, unless such termination is (i) due to death or retirement, (ii) by the Company for “cause” or due to disability or (iii) by the executive without “good reason.” The amount of severance will be equal to the sum of (a) the highest annual rate of salary in the twelve months preceding the executive officer’s termination date and (b) the higher of the executive officer’s average annual bonus for the past two completed fiscal years or the executive officer’s target bonus for the fiscal year in which the termination occurs. In addition to these severance amounts, the executive officers will be entitled to a pro rata annual bonus for the year in which their termination of employment occurs and to continue participating in the Company’s welfare benefit programs for up to one year following termination of their employment. If the executive officers become entitled to severance under the Change in Control Agreements, they will not be entitled to severance pay under any other agreement with the Company.
      Further information on the Change in Control Agreements is included in the exhibits attached hereto and is incorporated herein by reference.
      Employment Agreement. On May 23, 1990, the Company entered into an agreement with Luke E. Fichthorn III, the Company’s current Chairman and Chief Executive Officer, under which Mr. Fichthorn became an employee (the “Employment Agreement”). The Employment Agreement generally automatically renews so that at no time will the term of the agreement be less than four years. Mr. Fichthorn currently holds stock options that were granted to him upon his employment for 83,334 Shares at an exercise price equal to the book value of a share of stock determined on the last day of the month in which he became an employee ($5.94 per share). These options became exercisable on May 31, 2000. Except in the case of a voluntary termination of employment or a termination of employment for “cause”, exercisable options will generally remain exercisable until the earliest of the three year anniversary of the date of termination and May 31, 2010. Each Share issued pursuant to the options is accompanied by a limited stock appreciation right that will become exercisable for six months following a change in control. Upon exercise of such right, Mr. Fichthorn will receive the excess of the fair market value per Share (or, if greater, $10 per Share) over the exercise price per Share for the underlying option. In the event that the payments received by Mr. Fichthorn with respect to his options and under any provision of the Employment Agreement by reason of a change in control are subject to the excise tax on excess parachute payments, the Company will pay Mr. Fichthorn such amounts as are necessary to place him in the same position as he would have been in if no excise tax had been payable. Mr. Fichthorn will also receive a special retirement supplement that is intended to provide him a retirement benefit comparable to what he would have received under the Company retirement plan if his combined past service as a director of the Company’s former subsidiary, Keene Corporation, and the Company (25 years) were treated as years of service under that plan. The supplemental, non-qualified benefit is fully vested. If the Company (i) terminates Mr. Fichthorn’s employment without “cause” or (ii) breaches the Employment Agreement in a material fashion leading Mr. Fichthorn to terminate his employment, the Company will pay Mr. Fichthorn a lump sum benefit equal to the sum of (a) four times his then base salary and (b) the highest bonus paid or payable to him during the prior three years or the current year. Regardless of the reason for his termination, the Company will also provide Mr. Fichthorn and his spouse with medical, health and hospitalization benefits following his termination until he attains age 65 (or, in the event of his death, until his spouse attains age 65).
      Further information regarding the Employment Agreement is set forth in Annex A hereto under the heading “Compensation of Management — Executive Contracts — Employment Agreement” and in the exhibits attached hereto and is incorporated herein by reference.
      Performance Bonus Plan. The Company provides incentive compensation to its executive officers in the form of annual cash bonuses relating to financial and operational achievements during the prior year through the Company’s Management Incentive Compensation Program (the “Performance Bonus Plan”). The amount and form of such bonuses are determined by the Compensation Committee based primarily upon an analysis of the individual’s job performance and the specific accomplishments of the individual during the preceding calendar year.
      Further information on the Performance Bonus Plan is set forth in Annex A hereto under the heading “Performance Bonus” and in the exhibits attached hereto and is incorporated herein by reference.
      Stock Incentive Plan. The Company also provides long-term incentive compensation to its executive officers and key employees through stock options and restricted stock. The 2000 Bairnco Stock Incentive Plan (the “Stock Incentive Plan”) was approved by Company’s stockholders at the 2000 Annual Meeting of Shareholders. As originally established, the Stock Incentive Plan provided for stock option awards. In April 2003, the Board of directors amended the Stock Incentive Plan to add a restricted stock award program. The restricted stock award program permits the committee to grant to an employee an award consisting of Shares that are subject to specified forfeiture and transfer restrictions. Upon the lapse of these restrictions, the restricted stock award becomes vested. Generally, a restricted stock award under the Stock Incentive Plan becomes vested if the recipient remains employed until the fifth anniversary of the date of the award.
      As of July 5, 2006 the Company’s directors and executive officers held options to purchase 182,340 Shares which were vested and exercisable as of that date, with an aggregate weighted average exercise price of $5.95 per Share. Pursuant to the terms of the plans as previously approved by the Company’s stockholders, upon a change in control of the Company, 23,246 unvested options to purchase Shares held by directors and executive officers, with a weighted average exercise price of $7.78 per Share, will vest and become exercisable. As of July 5, 2006 the Company’s directors and executive officers also held 91,000 Shares of restricted stock. The restrictions applicable to such Shares will lapse upon a change in control of the Company.
      Further information on the Stock Incentive Plan is set forth in Annex A hereto under the heading “Stock Incentive Plan” and in the exhibits attached hereto and is incorporated herein by reference.

(b)	Transactions with Steel Partners and the Offeror.
      According to the Schedule TO, as of June 22, 2006, Steel Partners owned 1,110,200 Shares. Except as described herein, to the knowledge of the Company as of the date of this Statement, there are no material agreements, arrangements or understandings, or any actual or potential conflict of interest between the Company or its affiliates and Steel Partners, the Offeror or their respective executive officers, directors or affiliates.

Item 4.	The Solicitation or Recommendation.

(a)	Solicitation or Recommendation.
      The Board of Directors, after careful consideration, including a thorough review of the Offer with its financial and legal advisers, has unanimously determined at a meeting duly held on July 6, 2006 that the Offer is inadequate and not in the best interests of the Company’s stockholders (other than Steel Partners and its affiliates). ACCORDINGLY, THE BOARD OF DIRECTORS RECOMMENDS THAT THE COMPANY’S STOCKHOLDERS REJECT THE OFFER AND NOT TENDER THEIR SHARES. In reaching its conclusion and making its recommendation, the Board of Directors identified a number of reasons including, but not limited to, the reasons described in clause (c) below.
      A form of letter to the Company’s stockholders communicating the recommendation of the Board of Directors, a letter to the Company’s employees and a press release relating to the recommendation to reject the Offer are filed as Exhibits a(1), a(2) and a(3) hereto, respectively, and are incorporated by reference herein.

(b)	Background of the Offer.
      Steel Partners has been a stockholder of the Company since 1996. From time to time representatives of the Company and Steel Partners have discussed the operations of the Company and its financial performance. During one telephone call, representatives of Steel Partners spoke with Mr. Fichthorn regarding a potential strategic transaction involving the Company and another company in which Steel Partners had an interest. The Company determined that this proposed transaction would not be in the best interest of the Company’s stockholders and did not pursue the transaction.
      In June 2005, the Company resumed the Share repurchase program it had originally established in 1995 and from time to time thereafter repurchased its Shares in the market. The Company temporarily halted its repurchase program on June 22, 2006.
      In late 2005, representatives of Steel Partners called Mr. Fichthorn of the Company to discuss certain aspects of the Company’s business and operations, including the Company’s defined pension plan and general concerns related to controlling escalating medical costs.
      On January 9, 2006, Warren G. Lichtenstein of Steel Partners sent a letter to the Company asking the Company’s Board of Directors to immediately adopt a resolution exempting Steel Partners from the limitations of Section 203 of the DGCL and recommending that the Board seek stockholder approval at the next annual meeting of stockholders to amend the Company’s certificate of incorporation to elect not to be governed by Section 203 of the DGCL. Section 203 of the DGCL, which is intended to aid boards of directors in protecting stockholders of Delaware companies from inadequate or coercive hostile offers, generally prohibits a Delaware company from entering into certain business combinations with an “interested stockholder” (a stockholder owning in excess of 15% of a company’s outstanding shares) for a period of three years unless the stockholder obtained approval from the board of directors prior to crossing the 15% threshold. A copy of Mr. Lichtenstein’s letter is filed as an exhibit hereto and incorporated by reference herein.
      On January 26, 2006, at the Company’s regularly scheduled Board of Directors’ meeting, the Board reviewed Steel Partners’ letter of January 9, 2006 and discussed Steel Partners’ request. After careful consideration and consultation with outside counsel, the Board determined that allowing Steel Partners to purchase Shares in excess of the threshold set by Section 203 of the DGCL and pursuing action to cause the Company not to be governed by Section 203 of the DGCL were not in the best interest of all of the Company’s stockholders.
      On January 31, 2006, Mr. Fichthorn of the Company sent a letter to Mr. Lichtenstein of Steel Partners informing him of the Board’s decision and explaining the reasoning behind the Board’s decision. The Company therefore did not approve further purchases by Steel Partners and did not seek to amend the Company’s certificate of incorporation, and Steel Partners did not press these issues any further with the Company. A copy of Mr. Fichthorn’s letter is filed as an exhibit hereto and incorporated by reference herein.

      In March 2006, representatives of Steel Partners asked to visit certain of the Company’s facilities and the Company agreed to accommodate this request.
      In April 2006, in response to Steel Partners’ earlier request, the Company arranged for representatives of Steel Partners to visit certain Company facilities. Representatives of Steel Partners toured the Company’s Arlon Electronic Materials facility located in Rancho Cucamonga, California and its Arlon Coated Materials facility located in Santa Ana, California.
      After the site visits in April 2006, the Company had no further contact with Steel Partners until Thursday, June 15, 2006.
      On June 15, 2006, a representative of Steel Partners telephoned Mr. Fichthorn to inform him that Steel Partners had sent a letter regarding the proposed Offer and had issued a press release to that effect. Later that day, Mr. Fichthorn of the Company received a letter from Mr. Lichtenstein of Steel Partners indicating Steel Partner’s intention to commence the Offer. A copy of Mr. Lichtenstein’s letter is included as an exhibit hereto and incorporated by reference herein.
      Later in the day on June 15, 2006, Steel Partners issued a press release announcing its intention to commence a tender offer.
      On June 16, 2006, the Company issued a press release cautioning the Company’s stockholders against taking any premature action and stating that the Board of Directors would make a recommendation to the stockholders with respect to the Offer in a timely manner.
      On June 19, 2006, the Board of Directors of the Company held a special meeting by telephone. The Board, together with Debevoise & Plimpton LLP (“Debevoise”), its legal counsel, reviewed Steel Partners’ proposed offer, discussed its implications under the DGCL and considered the possibility of pursuing strategic alternatives and implementing a shareholder rights plan. The Board also determined to retain Richards Layton & Finger, P.A. as special Delaware counsel.
      On June 22, 2006, Steel Partners issued a press release announcing the commencement of the Offer and Steel Partners and the Offeror filed the Schedule TO, commencing the Offer.
      Later in the day on June 22, 2006, the Board of Directors of the Company met in person to discuss the Offer. At the Board meeting, the Board formally retained Lazard Frères & Co. LLC (“Lazard”) as its financial adviser and resolved to retain Georgeson Shareholder Communications, Inc. (“Georgeson”) as its information agent and Citigate Sard Verbinnen LLC (“CSV”) as its public relations adviser. Representatives of Debevoise reviewed with the Board its fiduciary duties. Representatives of Lazard reviewed with the Board the financial terms of the Offer and discussed its preliminary views as to possible courses of action available to the Company. Recognizing that it is in the best interest of the Company’s stockholders for the Board to have sufficient time to carefully evaluate the Offer and possible alternatives, including the Company’s existing strategic plan, and to protect the Company’s stockholders against potentially inadequate or coercive offers, the Board considered adopting a shareholder rights plan (the “Rights Plan”). Representatives of Debevoise and Lazard reviewed with the Board the terms and conditions of the proposed Rights Plan. After lengthy discussions with its advisers, the Board approved the Rights Plan, which is described in more detail in Item 8 of this Statement.
      On June 22, 2006, the Company issued a press release announcing its adoption of the Rights Plan and the retention by the Company of Lazard as its financial adviser and Debevoise as its legal adviser.
      On June 26, 2006, Steel Partners issued a press release reacting to the Company’s adoption of the Rights Plan, and Steel Partners and the Offeror filed an amendment to the Schedule TO amending the terms of the Offer to include a new condition requiring the redemption of the Rights or inapplicability to the Offer of the Rights.
      On July 6, 2006, the Board of Directors of the Company met to discuss the Offer. Representatives of Debevoise reviewed with the Board the terms and conditions of the Offer and the directors’ fiduciary duties and representatives of Lazard reviewed with the Board the financial terms of the Offer and reviewed and discussed various financial analyses. Representatives of Lazard also provided to the Board its oral opinion, confirmed in writing on the same day, to the effect that, as of July 6, 2006 and subject to the qualifications and limitations set forth in the opinion, a copy of which is included as Annex B hereto, the consideration being offered by Steel Partners to the holders of the Shares pursuant to the Offer is inadequate from a financial point of view to such holders (other than Steel Partners and its affiliates). Following this review and discussion by the Board of numerous relevant factors, the Board unanimously made the determination and recommendation described in clause (a) of this Item 4. The Board also took action to delay the Distribution Date (as defined below) with respect to the Rights as described in Item 8.
      In the afternoon on July 6, 2006, Mr. Fichthorn of the Company sent Mr. Lichtenstein of Steel Partners a letter providing him with the Company’s press release relating to the Offer. A copy of such letter is filed as an exhibit hereto and incorporated by reference herein.

(c)	Reasons for the Recommendation.
      In reaching the conclusion that the Offer is inadequate from a financial point of view to the Company’s stockholders and not in the best interest of either the Company or its stockholders, and in making the recommendation set forth above, the Board of Directors consulted with management of the Company and its financial and legal advisers, and took into account numerous other factors, including, but not limited to, the following:

•	The Board’s belief that the Offer price is inadequate and that it does not reflect the long-term value inherent in the Company.

•	The Board’s view that the Offer does not adequately compensate the Company’s stockholders for transferring control of the Company to Steel Partners.

•	The Board’s understanding of and familiarity with the Company’s business, financial condition, current business strategy and future prospects, which management and the Board believe have not been fully reflected in the Company’s results of operations or Share price, as further explained in clause (d) of this item 4.

•	The Board’s view that the Offer represents an opportunistic attempt by Steel Partners to acquire the Company at a time when the Company’s stock price, which was $9.96 on June 15, 2006, the last trading day before the public announcement of Steel Partners’ intention to commence the Offer, was at a 20% discount to the 52-week high of $12.49 per Share on April 20, 2006.

•	The Board’s belief that Steel Partners has timed its Offer to take advantage of depressed 2005 results stemming from significant costs and delays in anticipated savings associated with the Company’s strategic initiatives before the fruits of those initiatives have been fully reflected in the Company’s stock price. For instance, in 2005, there were costs associated with moving the Company’s St. Louis facility to Mexico, including unexpected start-up costs, and unexpected difficulties in ramping up Arlon’s Coated Materials San Antonio plant. In addition there were unexpected delays in the opening of the Company’s new China plant which pushed back anticipated savings. However, the Company is addressing all of these difficulties and expects its operating profit in 2006 to be in the range of 30% to 40% better than it was in 2005.

•	The Board’s commitment to the long-term interests of the Company and its stockholders, and to pursuing strategies that recognize the Company’s long-term value. The Board believes that the Company’s senior management will be able to create stockholder value in excess of the Offer through the continued execution of the Company’s current business strategy, including the active consideration of well-chosen acquisition opportunities. The Company has already identified potential acquisition targets which the Board has been considering and with which the Company has been negotiating for some time.

•	The fact that the consideration offered by Steel Partners would in general be taxable to the Company’s stockholders.

•	The fact that the Offer is highly conditional, which results in significant uncertainty that the Offer will be consummated. Several of these conditions are beyond the control of Steel Partners, are of questionable relevance or appear designed to provide easily triggered “outs” for Steel Partners. Specifically, the Offer is subject to the following conditions, among others:

a) Minimum Tender Condition. The Company’s stockholders must tender an amount of Shares which, together with the Shares owned by Steel Partners, represent at least a majority of Shares outstanding on a fully diluted basis;

b) Redemption of Rights Condition. The Board must redeem the Rights granted to the Company’s stockholders, or Steel Partners must be satisfied that the Rights have been invalidated or are otherwise inapplicable to the Offer and the potential merger thereafter;

c) Section 203 Condition. Steel Partners must be satisfied that Section 203 of the DGCL is inapplicable to the Offer and the potential merger thereafter;

d) No Material Adverse Change Condition. No change shall have occurred or be threatened (and no development shall have occurred or be threatened involving a prospective change) in the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of the Company that, in Steel Partners’ reasonable judgment, is or may be materially adverse to the Company, and Steel Partners shall not have become aware of any facts that, in its reasonable judgment, have or may have a material adverse significance with respect to either the value of the Company or the value of the Shares;

e) Absence of Certain Actions. The Company shall not have (i) authorized, announced its intent to enter into, or entered into any agreement with respect to any merger, business combination, acquisition or disposition of assets or comparable transaction not in the ordinary course of business, or (ii) entered into or amended any employment, severance or similar agreement with its employees other than in the ordinary course;

f) Certain Events. There has been (i) any decline in either the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15%, (ii) any material adverse change (or development or threatened development involving a prospective material adverse change) in U.S. or any other currency exchange rates, (iii) a material adverse change in the market price of the Shares or in the U.S. securities or financial markets, or (iv) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States; and

g) Other Stockholders. Any person or group has acquired or proposes to acquire beneficial ownership of more than 5% of the outstanding Shares, or any person or group that already owns more than 5% of the outstanding Shares acquires another 1% of the Shares.

•	The presentation of, and the Board’s discussions with, Lazard at meetings of the Board held on June 22, 2006 and July 6, 2006, with respect to the Company, Steel Partners and the financial terms and conditions of the Offer, including Lazard’s opinion, which is attached as Annex B hereto, to the effect that, as of July 6, 2006, the consideration to be paid to holders of the Company’s common stock pursuant to the Offer is inadequate from a financial point of view to such holders (other than Steel Partners and its affiliates).
      The foregoing discussion of the information and factors considered by the Board of Directors of the Company is not intended to be exhaustive but addresses all of the material information and factors considered by the Board in its consideration of the Offer. In view of the variety of factors and the amount of information considered, the Board did not find it practicable to provide specific assessments of, quantify or otherwise assign any relative weights to, the specific factors considered in determining their recommendations. The Board’s determination was made after consideration of the factors taken as a whole. Individual members of the Board may have given differing weights to different factors. In addition, in arriving at their respective recommendations, the members of the Board were aware of the interests of certain officers and directors of the Company as described under Item 3 above.

(d)	Company Strategic Plan.
      In 2002, the Company initiated a strategic program focusing each of the Company’s business units on two goals: becoming low cost producers in the long term while at the same time continuing to invest in marketing and product development to grow new product and service revenues. In the ensuing years, in connection with these goals, the Company embarked on three key strategic initiatives: (i) consolidating Arlon industrial products from three plants into a single new facility in Texas, (ii) relocating Kasco’s manufacturing operations to Mexico, and (iii) establishing a new manufacturing facility for Arlon Electronic Materials in China. The Company has incurred significant expenses in implementing these initiatives over the last several years, and the initiatives have taken longer to implement than initially expected. However, the initial strategic rationale remains sound and, other than start-up expenses associated with the China facility which are expected to be incurred in 2006, the vast majority of expenses associated with the initiatives are in the past and the benefits from these long-term actions will become apparent in late 2006 with the major benefits occurring in 2007 and beyond.
      The industrial coated products consolidation was aimed at both reducing costs and creating a focused management team with critical mass. The business unit now has a new and effectively functioning management team which is expected to reduce losses in 2006 and further improve results in 2007.
      The Kasco manufacturing plant move to a new low-cost manufacturing facility in Mexico is now complete and in the second quarter of this year has already begun to meet productivity expectations and is expected to improve the Company’s operating profit in 2006 and 2007.
      The purpose of expanding into China was to follow the market for producing electronics, especially printed circuit boards, which was migrating from Europe and North America to Asia, and to deliver cost advantages in a very cost-competitive marketplace while improving the Company’s participation in the rapidly growing Chinese electronics materials market by having a local physical presence. In 2007, the China operation will benefit from the absence of startup costs experienced in 2006, and will deliver a substantial reduction in the cost of production.
      The Company’s strategic goal of continuing investments in product development and marketing is also bearing fruit as revenues from new products have grown from $16.5 million in 2004 to $25.4 million in 2005, with the expectation of further increases in 2006.
      Management expects the benefits of the Company’s strategic initiatives to become more evident in the second half of 2006 when earnings per share are expected to be in the range of $0.26 to $0.34, excluding the impact of professional fees related to the Offer, as compared to $0.15 for the same period last year. For the full year 2006, excluding the impact of professional fees related to the Offer, operating profits are expected to be in the range of $7.25 million to $7.75 million, and earnings per share are expected to grow to between $0.56 and $0.64. Although final budgets are not done until later in the year, current projections for 2007 are for earnings per share in the range of $0.95 to $1.05 with sales growing to between $175 million and $185 million and operating profit in the range of $11 million to $12 million.
      Currently, given the Company’s un-leveraged balance sheet and anticipated positive free cash flows after 2006, the Company is pursuing three independent and parallel courses of action:

•	First, the Company is actively considering acquisition opportunities that fit with our existing businesses and which meet our return requirements. Presently, complementary acquisitions that would further improve the Company’s financial position are under active discussions, although there can be no assurance that these acquisitions will be completed. The consummation of these acquisitions would be accretive to earnings within 6 months.

•	Second, the Company intends to continue to repurchase Company Common Stock depending on the stock price and the status of the acquisitions. Year-to-date, the Company has repurchased 163,000 Shares and in 2005 the Company repurchased 231,868 Shares. In light of the Offer, the Board temporarily suspended the repurchase program as of June 22, 2006.

•	Third, the Company is also committed to returning value to shareholders through growing regular dividend payments. It is currently the Board’s intention to increase the quarterly dividend from $0.06 to $0.07 per Share in the third quarter of 2006.
      These actions, in total, should deliver substantial value in 2006, 2007, and beyond which management believes is not currently reflected in the Offer price.

(e)	Intent to tender.
      To the Company’s knowledge, none of the Company’s executive officers, directors, affiliates or subsidiaries currently intends to sell or tender for purchase pursuant to the Offer any Shares owned of record or beneficially owned.

Item 5.	Persons/ Assets, Retained, Employed, Compensated or Used.
      Lazard was retained as the Company’s financial adviser in connection with Steel Partners’ proposal and with respect to any transaction involving the direct or indirect sale of the Company. In addition, the Board has agreed to pay Lazard customary fees for such services; to reimburse Lazard for all expenses, including fees and disbursements of legal counsel; and to indemnify Lazard and certain related persons against certain liabilities related to, arising out of, or in connection with its engagement.
      Lazard and its affiliates may in the future provide financial advisory services to the Company for which they would expect to receive compensation.
      The Company has retained Georgeson to act as information agent and to assist it in connection with the Company’s communications with its stockholders with respect to the Offer and such other advisory services as may be requested from time to time by the Company. The Company has agreed to pay Georgeson compensation for its services and reimbursement of out-of-pocket expenses in connection therewith. The Company has also agreed to indemnify Georgeson against certain liabilities arising out of or in connection with the engagement.
      The Company has retained CSV as its public relations adviser in connection with the Offer. The Company has agreed to pay customary compensation for such services and to reimburse CSV for its out-of-pocket expenses arising out of or in connection with the engagement. The Company has also agreed to indemnify CSV against certain liabilities arising out of or in connection with the engagement.
      Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of the Company concerning the Offer.

Item 6.	Interest in Securities of the Subject Company.
      Except as described in Item 8 below or as set forth on Annex C hereto, no transactions in the Shares, other than ordinary course purchases under the Company’s 401(k) savings plan, have been effected during the past 60 days by the Company or, to the Company’s knowledge, any of the Company’s directors, executive officers, affiliates or subsidiaries.

Item 7.	Purposes of the Transaction and Plans or Proposals.
      The Company has not reached an agreement in principle or signed an agreement in connection with the Offer that relates to or would result in: (a) a tender offer for or other acquisition of Company Common Stock by the Company, or any other person, (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

      The Board of Directors has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in the preceding paragraph might jeopardize any discussions or negotiations that the Company may conduct. Accordingly, the Board has instructed management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon the advice of counsel, as may otherwise be required by law.
      Except as set forth in this Statement, there are no transactions, resolutions of the Board, agreements in principle or signed agreements in response to the Offer that relate to or would result in one or more of the events referred to in the first paragraph of this Item 7.

Item 8.	Additional Information.
      Rights Plan. On June 22, 2006, the Company entered into the Rights Agreement and declared a dividend distribution of one Right for each outstanding Share. Upon certain events, each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share, of the Company (the “Preferred Stock”) at a price of $40 per one one-hundredth of a share of Preferred Stock, subject to adjustment. The Rights become exercisable upon the earlier of (a) the tenth day following the public announcement or notice to the Company that a person or group acquired, or obtained the right to acquire, 20% or more of the outstanding Company Common Stock or (b) unless the Board of Directors sets a later date, the tenth business day after any person or group commences or announces a tender offer or exchange offer which, if successful, would cause the person or group to own 20% or more of the outstanding Company Common Stock, or, if a tender offer is commenced or announced prior to the date of the Rights Agreement, the tenth business day after the date of the Rights Agreement (the “Distribution Date”).
      Should any person or group acquire 20% or more of the outstanding Company Common Stock, all Rights not held by the 20% stockholder become rights to purchase additional shares of Company Common Stock for one-half of the market price of such Company Common Stock. After a person or group crosses the 20% threshold and before such person or group owns 50% or more of the outstanding Company Common Stock, the Board of Directors, instead of allowing the Rights to become exercisable, may issue one share of Company Common Stock or one one-hundredth (1/100) of a share of Preferred Stock in exchange for each Right (other than those held by the acquiring person or group). In the event of a merger or sale of 50% or more of the assets of the Company, the Rights Plan requires that provision be made for the Rights to become rights to purchase shares of the acquiring company for one-half of the market price of such shares.
      The Rights have a ten-year term and may be redeemed for $0.01 per Right by the Board of Directors at any time prior to the time any person or group acquires 20% or more of the outstanding Company Common Stock.
      Board Action Regarding Rights Plan. Because Steel Partners announced its intention to make the Offer prior to the date of the Rights Agreement, the Rights would have become excercisable at the close of business on July 6, 2006. At its meeting on July 6, 2006, the Board took action, as permitted by the Rights Agreement, to postpone the Distribution Date until such time as the Board of Directors shall designate by subsequent action by the Board of Directors. Until the Distribution Date, the Rights will continue to be evidenced by the certificates for Company Common Stock, and will be transferred with and only with the Company Common Stock.
      Delaware Anti-Takeover Statute. As a Delaware corporation, the Company is subject to Section 203 of the DGCL. Under Section 203, certain “business combinations” between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an “interested stockholder” are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless (i) the corporation has elected in its certificate of incorporation not to be governed by Section 203 (the Company did not make such an election), (ii) the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder, (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or (iv) the business combination was approved by the board of directors of the corporation and ratified by 66 2/3 % of the voting stock which the interested stockholder did not own. The term “business combination” is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority owned subsidiaries and transactions which increase an interested stockholder’s percentage ownership of stock. The term “interested stockholder” is defined generally as a stockholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation’s voting stock.
      The Board of Directors has not approved the Offer and has recommended that the Company’s stockholders not tender their Shares pursuant to the Offer. Consequently, the restrictions on business combinations contained in such Section 203 of DGCL will remain applicable until the Board approves a transaction with Steel Partners, unless the Company’s stockholders validly tender in the Offer, and do not withdraw, that number of Shares which, together with the Shares already owned by Steel Partners and its affiliates, would represent at least 85% of the outstanding Company Common Stock. It is a condition to the Offer that Steel Partners be satisfied that the provisions of Section 203 of the DGCL do not apply to the Offer and a potential second step merger.
      “Safe Harbor” Statement under the Private Securities Reform Act of 1995. Statements in this document referring to the expected future plans and performance of the Company are forward-looking statements. Actual future results may differ materially from such statements. Factors that could affect future performance include, but are not limited to, changes in U.S. or international economic or political conditions, such as inflation or fluctuations in interest or foreign exchange rates; changes in the market for raw or packaging materials which could impact the Company’s manufacturing costs; changes in the product mix; changes in the pricing of the products of the Company or its competitors; the impact on production output and costs from the availability of energy sources and related pricing; the market demand and acceptance of the Company’s existing and new products; the impact of competitive products; the loss of a significant customer or supplier; production delays or inefficiencies; the ability to achieve anticipated revenue growth, synergies and other cost savings in connection with acquisitions and plant consolidations; the costs and other effects of legal and administrative cases and proceedings, settlements and investigations; the costs and other effects of complying with environmental regulatory requirements; disruptions in operations due to labor disputes; and losses due to natural disasters where the Company is self-insured. While the Company periodically reassesses material trends and uncertainties affecting the Company’s results of operations and financial condition in connection with its preparation of its filings, the Company does not intend to review or revise any particular forward-looking statement referenced herein in light of future events.
      The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference in its entirety.

Item 9.	Exhibits
      The following exhibits are filed with this statement.

Exhibit No.	Description

a(1)	Letter to Stockholders of Bairnco Corporation, dated July 6, 2006, from Luke E. Fichthorn III, Chairman and Chief Executive Officer of Bairnco Corporation.

a(2)	Letter to Employees of Bairnco Corporation, dated July 6, 2006, from Luke E. Fichthorn III, Chairman and Chief Executive Officer of Bairnco Corporation.

Exhibit No.	Description

a(3)	Letter to Warren G. Lichtenstein of Steel Partners, dated July 6, 2006, from Luke E. Fichthorn III, Chairman and CEO of Bairnco Corporation.

a(4)	Press Release, dated July 6, 2006.

a(5)	Letter to the Board of Directors of Bairnco Corporation, dated January 9, 2006, from Warren G. Lichtenstein, managing member of Steel Partners.

a(6)	Letter to Warren G. Lichtenstein of Steel Partners, dated January 31, 2006, from Luke E. Fichthorn III, Chairman and CEO of Bairnco Corporation.

a(7)	Letter to Luke E. Fichthorn III, Chairman and CEO of Bairnco Corporation, dated January 15, 2006, from Warren G. Lichtenstein, managing member of Steel Partners.

e(1)	Bairnco Corporation 401(k) Savings Plan and Trust (incorporated herein by reference to Exhibit 10 to Bairnco’s Registration Statement on Form S-8, No. 33-41313).

e(2)	Bairnco Corporation Management Incentive Compensation Plan (incorporated herein by reference to Exhibit 10 to Bairnco’s Annual Report on Form 10-K for fiscal year ended December 31, 1981).

e(3)	Bairnco Corporation 2000 Stock Incentive Plan (incorporated herein by reference to Exhibit A to Bairnco’s Proxy Statement for the fiscal year ended December 31, 1999).

e(4)	Employment Agreement dated January 22, 1990, between Bairnco Corporation and Luke E. Fichthorn III (incorporated herein by reference to Exhibit 10 to Bairnco’s Annual Report on Form 10-K for fiscal year ended December 31, 1989).

e(5)	Form Change in Control Agreement, dated as of June 26, 2006, between Bairnco Corporation and each of Kenneth L. Bayne, Larry C. Maingot, Larry D. Smith, Daniel T. Holverson, Elmer G. Pruim, Robert M. Carini, Brian E. Turner and Morgan Ebin (incorporated herein by reference to Exhibit 10.1 to Bairnco’s Current Report on Form 8-K filed with the SEC on June 28, 2006).

(g)	Not applicable.

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

BAIRNCO CORPORATION

By:	/s/ Luke E. Fichthorn III

Name: Luke E. Fichthorn III
Title: Chairman and Chief Executive Officer
Dated: July 6, 2006

ANNEX A
COMMON STOCK OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
      The following table sets forth information as of February 17, 2006, regarding the beneficial ownership of Bairnco Common Stock by the only persons known to Bairnco to be the beneficial owners of more than 5% of Bairnco’s issued and outstanding Common Stock:

			Percentage of
			Issued and
	Amount and Nature of		Outstanding
	Beneficial Ownership of		Common Stock on
Name and Address of Beneficial Owner	Common Stock		February 17, 2006

Steel Partners II, L.P.	1,110,200	(1)	15.28%
590 Madison Avenue, 32nd Floor
New York, NY 10022
Marvin Schwartz	754,000		10.38%
605 Third Avenue
New York, NY 10158
FMR Corp.	676,573	(2)	9.32%
82 Devonshire Street
Boston, MA 02109
Dimensional Fund Advisors Inc.	487,238	(3)	6.71%
1299 Ocean Avenue
Santa Monica, CA 90401
Neuberger Berman, LLC	470,800	(4)	6.48%
605 Third Avenue
New York, NY 10158

(1)	Based on Schedule 13D filed on 9/16/05.

(2)	Based on Schedule 13F filed on 2/14/06.

(3)	Based on Schedule 13G filed on 2/6/06.

(4)	Based on Schedule 13G filed on 2/15/06.
      The Company has retained the services of Neuberger Berman, LLC to serve as investment manager with respect to a portion of the assets in the Bairnco Corporation Retirement Plan. Neuberger Berman, LLC is a registered investment advisor under the Investment Advisors Act of 1940 and serves as investment advisor to numerous individuals and retirement plans. Fees payable under this arrangement are customary for these services.

      The following table presents information regarding beneficial ownership of Bairnco Common Stock by each member of the Board of Directors, each nominee for election as a director, each of the executive officers of Bairnco named in the summary compensation table below and by all directors and executive officers of Bairnco as a group, as of February 17, 2006.

			Percentage of
			Issued and
	Amount and Nature of		Outstanding
	Beneficial Ownership of		Common Stock on
Name of Individual or Group	Common Stock		February 17, 2006

Luke E. Fichthorn III	435,498	(1)	6.00%
Kenneth L. Bayne	20,000	(2)	(10)
Gerald L. DeGood	4,834	(3)	(10)
Charles T. Foley	255,102	(4)	3.51%
Lawrence C. Maingot	18,059	(5)	(10)
Larry D. Smith	39,442	(6)	(10)
James A. Wolf	8,001	(7)	(10)
William F. Yelverton	51,635	(8)	(10)
All executive officers and directors as a group (8 persons)	832,571	(9)	11.46%

(1)	Includes 2,000 shares owned by Mrs. Fichthorn and 1,500 shares owned by two trusts of which Mr. Fichthorn is a co-trustee. Mr. Fichthorn disclaims beneficial ownership of these shares. Also includes shares that would be issued upon exercise of 83,334 vested unexercised stock options granted under the 1990 Bairnco Stock Option Plan, 37,500 vested unexercised stock options granted under the 2000 Bairnco Stock Option Plan, and 42,000 restricted shares granted under the 2000 Bairnco Stock Option Plan.

(2)	Includes 20,000 restricted shares under the 2000 Bairnco Stock Option Plan.

(3)	Includes shares that would be issued upon the exercise of 4,334 vested unexercised stock options granted under the 2000 Bairnco Stock Option Plan.

(4)	Includes shares that would be issued upon the exercise of 6,001 vested unexercised stock options granted under the 1990 Bairnco Stock Option Plan and 4,001 vested unexercised stock options granted under the 2000 Bairnco Stock Option Plan.

(5)	Mr. Maingot indirectly owns 1,634 shares through ownership in trust under the Bairnco Corporation 401(k) Savings Plan and 550 shares in a personal Individual Retirement Account (IRA). Also includes shares that would be issued upon the exercise of 2,750 vested unexercised stock options granted under the 1990 Bairnco Stock Option Plan, and 1,125 vested unexercised stock options and 12,000 restricted shares under the 2000 Bairnco Stock Option Plan.

(6)	Mr. Smith indirectly owns 2,442 shares through ownership in trust under the Bairnco Corporation 401(k) Savings Plan. Also includes shares that would be issued upon exercise of 20,000 vested unexercised stock options granted under the 1990 Bairnco Stock Option Plan and 17,000 restricted shares granted under the 2000 Bairnco Stock Option Plan.

(7)	Includes shares that would be issued upon the exercise of 7,001 vested unexercised stock options under the 2000 Bairnco Stock Option Plan.

(8)	Includes shares that would be issued upon the exercise of 6,001 vested unexercised stock options granted under the 1990 Bairnco Stock Option Plan and 4,001 vested unexercised stock options granted under the 2000 Bairnco Stock Option Plan.

(9)	Includes a total of 3,500 shares owned by the wives, children or in trusts or custodial accounts for relatives of executive officers or directors but as to which each executive officer or director, respectively, disclaims beneficial ownership. Also includes shares that would be issued upon the exercise of 201,419 vested unexercised stock options granted under the 1990 Bairnco Stock Option Plan and 53,795 vested unexercised stock options and 91,000 restricted shares granted under the 2000 Bairnco Stock Option Plan.

(10)	The percentage of shares owned by such executive officer or director does not exceed 1% of the issued and outstanding Bairnco Common Stock.
COMPENSATION OF MANAGEMENT
General
      The following table sets forth information regarding the compensation paid, distributed, or accrued for services rendered during 2003, 2004, and 2005 to the Chairman of the Board and each of the three other most highly compensated executive officers of Bairnco (collectively the “Named Executives”).
SUMMARY COMPENSATION TABLE

				Long Term
				Compensation Awards
	Annual
	Compensation			Securities
				Underlying	Restricted	All Other
		Salary	Bonus	Options/SAR’s	Stock Award(1)	Compensation(2)
Name and Principal Position	Year	($)	($)	(#)	($)	($)

Luke E. Fichthorn III	2005	$454,817	$90,000	-0-	-0-	$10,080
Chairman of the Board and	2004	$440,833	$155,000	-0-	-0-	$8,820
Chief Executive Officer	2003	$430,067	-0-	50,000	$214,200	$6,300
Kenneth L. Bayne(3)	2005	$72,672	$61,600	-0-	$217,000	$31,358
Vice President/ CFO
Larry D. Smith	2005	$177,167	$27,000	-0-	-0-	$4,080
Vice President Administration	2004	$173,167	$48,360	-0-	-0-	$3,570
	2003	$169,167	$20,400	-0-	$86,700	$2,550
Lawrence C. Maingot	2005	$127,540	$26,244	-0-	-0-	$2,880
Corporate Controller	2004	$119,917	$47,430	-0-	-0-	$2,520
	2003	$116,292	$18,630	-0-	$61,200	$1,800

(1)	The amounts in the table reflect the market value on the date of award of restricted shares of Common Stock (“Restricted Stock”) (based on the $5.10 per share closing price of the Common Stock on April 24, 2003 for all officers except Mr. Bayne who received 20,000 restricted shares on August 18, 2005, at a per share closing price of $10.85). Total number and value of shares of Restricted Stock held as of December 31, 2005 (based on $8.72 per share closing price of the Common Stock on December 30, 2005) for each Named Executive are: Luke E. Fichthorn III — 42,000 shares/$366,240; Kenneth L. Bayne — 20,000 shares/$174,400; Larry D. Smith — 17,000 shares/$148,240; and Lawrence C. Maingot — 12,000 shares/$104,640. Restricted Stock is contingent upon five continuous years of employment, with “cliff” vesting of all shares upon the fifth anniversary of the date of the award. All shares are forfeited in the event of termination of employment prior to the five years, for other than retirement, death, or disability. Restricted Stockholders receive voting power and payment of dividends related to the shares during the vesting period.

(2)	The amounts in this column represent dividend payments on restricted stock. In the case of Mr. Bayne, it represents $2,400 in dividends on restricted stock and $28,958 in reimbursed relocation expenses.

(3)	Mr. Bayne began his employment with Bairnco on August 8, 2005, with an annual base salary of $170,000.

Stock Options
      No stock options were granted to Named Executives during 2005.
      The following table sets forth information for each Named Executive with regard to the value of stock options held as of December 31, 2005.
AGGREGATED OPTION EXERCISES IN FY 2005
AND FY 2005 YEAR END OPTION VALUE

			Number of Securities		Value of Unexercised
			Underlying Unexercised		In-the-Money Options at
	Shares		Options at Year-End (#)		Year-End ($)(1)
	Acquired on	Value
Name	Exercise (#)	Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Luke E. Fichthorn III	-0-	-0-	120,834	12,500	$369,294	$45,875
Kenneth L. Bayne	-0-	-0-	-0-	-0-	$0	$0
Larry D. Smith	-0-	-0-	20,000	-0-	$46,900	$0
Lawrence C. Maingot	500	$2,706	3,875	1,375	$9,015	$1,189

(1)	Value is determined by multiplying the number of unexercised in-the-money options by the difference between the stock price on December 31, 2005 and the option grant price.
Bairnco Retirement Plan
      Bairnco maintains the Bairnco Corporation Retirement Plan (the “Bairnco Plan”), a non-contributory defined benefit pension plan, in which all salaried employees and certain hourly employees of Bairnco and its U.S. subsidiaries, Kasco Corporation and Arlon, Inc., participate.
      Remuneration covered by the Bairnco Plan in a particular year includes that year’s base salary, overtime pay, commissions, stock purchase plan payments, other incentive compensation and amounts that are deferred under a 401(k) plan that is at any time maintained by Bairnco, but excludes, among other items, compensation received in that year under the Management Incentive Compensation Plan in excess of 50% of the participant’s basic pay rate as of the December 31 preceding the date of payment. The 2005 remuneration covered by the Bairnco Plan for each participant therefore includes management incentive compensation (up to such 50% ceiling) paid during 2005 with respect to 2004 awards.
      The following table presents information regarding estimated annual benefits payable in the form of a straight life annuity upon retirement to persons in specified remuneration and years of service classifications:

	Years of Service at Retirement

					25 or
Average Compensation at Retirement	5	10	15	20	More

$ 50,000	$3,292	$6,585	$9,877	$13,169	$16,461
75,000	5,730	11,460	17,189	22,919	28,649
100,000	8,167	16,335	24,502	32,669	40,836
150,000	13,042	26,085	39,127	52,169	65,211
210,000 or more	18,892	37,785	56,677	75,569	94,461
      In accordance with IRS regulation, the maximum allowable compensation permitted in computing a benefit is $210,000 for 2005. However, employees will receive the greater of the benefit outlined above or the accrued benefit as of December 31, 1993, which was based on compensation in excess of $210,000 plus a benefit based on service after December 31, 1993 and final average compensation based on the $210,000 limit.
      For each of the following, the credited years of service under the Bairnco Plan as of December 31, 2005, and the remuneration received during 2005 covered by the Retirement Plan, were, respectively, as follows: Mr. Fichthorn, 16 years and $210,000; Mr. Smith, 7 years and $210,000; Mr. Maingot, 14 years and $177,850.

      In addition, Bairnco sponsors a non-qualified retirement plan such that retirement benefits as determined under the Bairnco Plan are supplemented to provide an aggregate pension benefit based on adjusted dates of hire and remuneration. Pursuant to his employment agreement, this non-qualified retirement plan provides Mr. Fichthorn an estimated annual benefit of $38,841 payable upon normal retirement date, based upon 25 projected years of credited service, and 2005 covered remuneration of $210,000.
      On February 8, 2006, Bairnco announced that it would freeze the Bairnco Corporation Retirement Plan effective March 31, 2006. As a result, no new participants will enter the plan and the benefits of current participants will be frozen as of that date. Effective April 1, 2006, Bairnco will begin making company contributions to the 401(k) accounts of all current and future employees who were affected by the freezing of this plan.
Executive Contracts

Employment Agreement with Mr. Fichthorn
      On May 23, 1990, Bairnco entered into an agreement with Mr. Fichthorn, Chairman of Bairnco, under which Mr. Fichthorn became an employee. The initial term of the agreement was for four years, but the agreement generally automatically renews so that at no time will the term of the agreement be less than four years. Under the agreement, Mr. Fichthorn presently receives a base salary of $460,000 and is entitled to participate in the Bairnco Headquarters Management Incentive Compensation program, where he is entitled to receive 25% of an annual pool that is generated at the rate of $15,000 for each $.01 per share of net income of Bairnco and its consolidated subsidiaries as reported to shareholders in excess of $.30 per share after reflecting the management incentive compensation annual pool as a cost in arriving at pre-tax income.
      In accordance with the agreement, Mr. Fichthorn received, on the date when he became an employee of Bairnco, stock options for 350,000 shares of Bairnco Common Stock at an exercise price equal to the book value of a share of stock determined on the last day of the month in which he became an employee ($5.94 per share). One hundred thousand of the option shares became exercisable on the first anniversary of the date of grant and were exercised during 2001. Of the remaining 250,000 shares, 83,333 shares became exercisable on January 28, 1993 for earnings of $.70 per share for the calendar year 1992 and expired in 2003 without being exercised; an additional 83,333 shares became exercisable on January 26, 1996 for earnings at $.75 per share for the calendar year 1995 and were exercised in 2006; and the remaining 83,334 became exercisable on May 31, 2000, the tenth anniversary of the date of grant.
      All options remain exercisable for ten years from the first date they become exercisable. Except in the case of a voluntary termination or a termination for cause, as defined in the agreement, exercisable options will generally remain exercisable for three years following termination. The exercisability of all of the options granted to Mr. Fichthorn generally will accelerate in the event of a change in control. Each option share is to be accompanied by a limited stock appreciation right that will become exercisable for six months following a change in control. Upon exercise of such right, Mr. Fichthorn will receive the excess of the fair market value per share (or, if greater, $10 per share) over the exercise price per share for the underlying option. In the event that the payments received by Mr. Fichthorn with respect to his options and under any other provision of the agreement by reason of a change in control are subject to the excise tax on excess parachute payments, Bairnco will pay Mr. Fichthorn such amounts as are necessary to place him in the same position as he would have been in if no excise tax had been payable.
      Mr. Fichthorn will also receive a special retirement supplement that is intended to provide him a retirement benefit comparable to what he would have received under the Bairnco Plan (described above) if his combined past service as a director of Bairnco’s former subsidiary, Keene Corporation, and Bairnco (25 years) were treated as years of service under that plan. The supplemental, non-qualified benefit (as described above) is fully vested.
      The Agreement provides that if Mr. Fichthorn dies while an employee, his surviving spouse or estate will receive a death benefit equal to three times the sum of (i) his base salary, and (ii) the highest bonus paid to him during the prior three years or the current year. If Mr. Fichthorn’s employment terminates due to disability, he will receive 75% of his base salary for two years and 55% of such salary thereafter until the disability ends or his supplemental retirement benefits commence.
      If Bairnco terminates Mr. Fichthorn’s employment without cause or breaches the agreement in a material fashion leading Mr. Fichthorn to terminate his employment, Bairnco will pay Mr. Fichthorn a lump sum benefit equal to the sum of (i) four times his then base salary, and (ii) the highest bonus paid or payable to him during the prior three years or the current year. Regardless of the reason for his termination, Bairnco will also provide Mr. Fichthorn and his spouse with medical, health and hospitalization benefits following his termination until he attains age 65 (or, in the event of his death, until his spouse attains age 65).
BOARD COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION
Performance Bonus
      The Company provides incentive compensation to its executive officers and key employees in the form of annual cash bonuses relating to financial and operational achievements during the prior year through the Company’s Management Incentive Compensation (MIC) Program. The amount and form of such bonuses are determined by the Committee based primarily upon the analysis of the individual’s job performance and the specific accomplishments of the individual during the preceding calendar year. In the case of corporate administrative and financial officers, incentive compensation decisions are made primarily on the basis of the assistance and performance of the officer in implementing corporate objectives within the scope of his or her responsibilities. In the case of operational officers, incentive compensation decisions are made primarily on the basis of operational results of the business operations for which the officer is responsible. Although the achievement of certain financial objectives as measured by a business segment’s earnings are considered in determining incentive compensation, other subjective and less quantifiable criteria are also considered. In this regard, the Committee takes into account specific achievements that are expected to affect future earnings and results or that had an identifiable impact on the prior year’s results.
Stock Incentive Plan
      The Company also provides long-term incentive compensation to its executive officers and key employees through stock options and restricted shares. The 2000 Bairnco Stock Incentive Plan (the “Stock Incentive Plan”) was approved by shareholders at the 2000 Annual Meeting of Shareholders. As originally established, the Stock Incentive Plan provided for stock option awards. In April 2003, the Board of Directors amended the Stock Incentive Plan to add a restricted stock award program. The restricted stock award program permits the Committee to grant to an employee an award consisting of shares of Bairnco stock that are subject to specified forfeiture and transfer restrictions. Upon the lapse of these restrictions, the restricted stock award becomes vested. Generally, a restricted stock award under the Stock Incentive Plan becomes vested if the recipient remains employed until the fifth anniversary of the date of the award. The restricted stock award recipient receives dividends and voting rights during the vesting period. Under the terms of the Stock Incentive Plan, the Committee has complete discretion in determining eligibility for participation and the number of stock options or restricted stock shares, if any, to be granted to a participant. Stock option and restricted stock awards may be made from the shares of Bairnco Common Stock originally approved by the shareholders for issuance under the Stock Incentive Plan. The Committee has established and follows guidelines with respect to the granting of options and restricted stock awards under the Stock Incentive Plan to employees. The use of these instruments is intended to provide incentives to the Company’s executive officers and key employees to work toward the long-term growth of the Company by providing them with a benefit that will increase only to the extent the value of the Common Stock increases. Options and restricted shares are not granted by the Committee as a matter of course as part of the regular compensation of any executive or key employee. The decision to grant options or restricted shares is based on the perceived incentive that the grant will provide and the benefits that the grant may have on long-term stockholder value. The determination of the number of shares granted is based on the level and contribution of the employee. Consideration is also given to the anticipated contribution of the business operations for which the optionee has responsibility to overall stockholder value.

ANNEX B
Financial Adviser Opinion
July 6, 2006
Board of Directors
Bairnco Corporation
300 Primera Boulevard
Lake Mary, FL 37246
Members of the Board of Directors:
      On June 22, 2006, Steel Partners II, L.P. (“Parent”), commenced an offer to purchase, through BZ Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (the “Purchaser”), all of the outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), and the associated preferred stock purchase rights (the “Rights” and, together with the Common Stock, the “Shares”), of Bairnco Corporation (the “Company”), at a purchase price of $12.00 per Share (the “Consideration”), net to the holders (other than Parent and its affiliates) of the Shares in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 22, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, collectively constitute the “Offer”). The terms and conditions of the Offer are more fully set forth in the Schedule TO filed by the Purchaser with the Securities and Exchange Commission on June 22, 2006, and amended by Amendment No. 1 thereto dated June 26, 2006 (as so amended, the “Schedule TO”).
      You have requested our opinion, as of the date hereof, as to whether the Consideration to be paid to the holders of the Common Stock pursuant to the Offer is adequate, from a financial point of view, to such holders (other than Parent and its affiliates).
      In connection with this opinion, we have:
      (i) Reviewed the Offer to Purchase and the Schedule TO;
      (ii) Analyzed certain historical business and financial information relating to the Company;
      (iii) Reviewed various financial forecasts and other data provided to us by the Company relating to its business;
      (iv) Held discussions with members of senior management of the Company with respect to the business and prospects of the Company and the strategic objectives of the Company;
      (v) Reviewed public information with respect to certain other companies in lines of business we believe to be generally comparable to those of the Company;
      (vi) Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally comparable to those of the Company;
      (vii) Reviewed the historical stock prices and trading volumes of the Common Stock; and
      (viii) Conducted such other financial studies, analyses and investigations as we deemed appropriate.
      We have relied upon the accuracy and completeness of the foregoing information and have not assumed any responsibility for any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of the Company, or concerning the solvency or fair value of the Company. With respect to financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company as to the future financial performance and results of operation of the Company. We assume no responsibility for and express no view as to such forecasts or the assumptions on which they are based.
      Our opinion is necessarily based upon economic, market, monetary and other conditions as in effect on, and the information made available to us as of, the date hereof. Further, the nature of the Company’s lines of business are such that we do not believe there are any directly comparable companies or transactions to the

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Company taken as a whole; however, with your permission, for purposes of our analysis we have analyzed certain companies and transactions that we believe are generally comparable to portions of the Company’s business. Furthermore, our opinion does not address the relative merits of the Offer as compared to any alternative business transaction, or other alternatives, whether or not such alternatives could be achieved. In addition, in arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other transaction involving the Company or its assets, nor did we negotiate with any party, including the Purchaser, with respect to the possible acquisition, business combination or other transaction involving the Company or its assets. We assume no responsibility for advising any person of any change in any matter affecting this opinion or for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to any tax or other consequences that might result from the Offer, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals. In addition, this opinion does not in any manner address the prices at which the Common Stock will actually trade at any time.
      We are acting as financial advisor to the Company in connection with and for the purpose of its evaluation of the Offer and will receive a fee from the Company for our services whether or not the Offer is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. In addition, in the ordinary course of their respective businesses, affiliates of Lazard and LFCM Holdings LLC (an entity indirectly owned in larger part by managing directors of Lazard) may actively trade the Common Stock and other securities of the Company for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.
      Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of the Company and this letter may not be used for any other purpose or disclosed without our prior written consent, except that a copy of our opinion may be included in its entirety in the Solicitation/ Recommendation Statement on Schedule 14D-9 required to be filed by the Company with the Securities and Exchange Commission with respect to the Offer. Our opinion does not constitute a recommendation to any stockholder as to whether such stockholder should tender any Shares pursuant to the Offer, or with respect to how such stockholder should vote or act on any matter relating to the Offer.
      Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be paid to the holders of the Common Stock pursuant to the Offer is inadequate, from a financial point of view, to such holders (other than Parent and its affiliates).

Very truly yours,

LAZARD FRERES & CO. LLC

By: /s/ James L. Kempner

Name: James L. Kempner
Title: Managing Director

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ANNEX C
Recent Transactions by the Company and
Directors, Officers, Affiliates and Subsidiaries of the Company

				Share
			No. of	Price/
	Date of	Nature of	Shares/	Strike
Name	Transaction	Transaction	Options	Price	Transaction Type

Bairnco Corporation	5/8/06	Acquisition	4,500	$10.99	Open Market Repurchase of Company Common Stock
Bairnco Corporation	5/9/06	Acquisition	3,500	$10.99	Open Market Repurchase of Company Common Stock
Bairnco Corporation	5/11/06	Acquisition	200	$10.99	Open Market Repurchase of Company Common Stock
Bairnco Corporation	5/12/06	Acquisition	3,100	$11.00	Open Market Repurchase of Company Common Stock
Bairnco Corporation	5/15/06	Acquisition	4,100	$10.90	Open Market Repurchase of Company Common Stock
Bairnco Corporation	5/16/06	Acquisition	1,500	$11.00	Open Market Repurchase of Company Common Stock
Bairnco Corporation	5/17/06	Acquisition	4,000	$10.95	Open Market Repurchase of Company Common Stock
Bairnco Corporation	5/19/06	Acquisition	4,000	$10.80	Open Market Repurchase of Company Common Stock
Bairnco Corporation	5/22/06	Acquisition	3,800	$10.47	Open Market Repurchase of Company Common Stock
Bairnco Corporation	5/23/06	Acquisition	3,800	$10.10	Open Market Repurchase of Company Common Stock
Bairnco Corporation	5/25/06	Acquisition	3,800	$10.45	Open Market Repurchase of Company Common Stock

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				Share
			No. of	Price/
	Date of	Nature of	Shares/	Strike
Name	Transaction	Transaction	Options	Price	Transaction Type

Bairnco Corporation	5/30/06	Acquisition	2,000	$10.36	Open Market Repurchase of Company Common Stock
Bairnco Corporation	5/31/06	Acquisition	2,100	$10.36	Open Market Repurchase of Company Common Stock
Bairnco Corporation	6/13/06	Acquisition	2,500	$9.93	Open Market Repurchase of Company Common Stock
Bairnco Corporation	6/14/06	Acquisition	2,500	$9.97	Open Market Repurchase of Company Common Stock
Bairnco Corporation	6/15/06	Acquisition	2,500	$10.03	Open Market Repurchase of Company Common Stock
Robert Carini	6/22/06	Acquisition	Options to purchase 2,500 shares of Company Common Stock	$11.86	Grant of Options to Purchase Company Common Stock

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